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                          January 4, 2023

       Seamus Lagan
       Chief Executive Officer
       Rennova Health, Inc.
       400 South Australian Avenue, Suite 800
       West Palm Beach, Florida 33401

                                                        Re: Rennova Health,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 30,
2022
                                                            File No. 333-269077

       Dear Seamus Lagan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Thomas Cookson